                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                     ------------------------------------

                         SCHEDULE 13D (AMENDMENT NO.9)
                   Under the Securities Exchange Act of 1934

                             Data I/O Corporation
                     ------------------------------------
                               (Name of Issuer)

                          Common Stock, No Par Value
                     ------------------------------------
                        (Title of Class of Securities)

                           CUSIP Number:  237690102

                              Glen F. Ceiley
                              Bisco Industries, Inc.
                              704 W. Southern Ave.
                              Orange, CA  92865
                              (714) 283-7140

                     ------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 10, 1999
                     ------------------------------------
            (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ( )





                               Page 1 of 23 Pages

            Exhibit Index on Page 6.

                                 SCHEDULE 13D

CUSIP No. 237690102

      1. Name of Reporting Person

         Mr. Glen F. Ceiley

      2. Check the Appropriate Box if a Member of a group (a) (X)
                                                          (b) ( )
      3. SEC Use Only

      4. Source of Funds

         PF

      5. Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) ( )

      6. Citizenship or Place of Organization

         U.S.A.

Number of      7. Sole Voting Power
Shares
Beneficially      900 shares of Common Stock
Owned By
Each           8. Shared Voting Power
Reporting
Person            1,002,325 shares of Common Stock (See Item 5)
With
               9. Sole Dispositive Power

                  900 shares of Common Stock

              10. Shared Dispositive Power

                  1,002,325 shares of Common Stock (See Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    1,002,325 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares                         ( )

13. Percent of Class Represented by Amount in Row (11)

    13.95%

14. Type of Reporting Person

    IN
                               Page 2 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 237690102

     1. Name of Reporting Person

        Bisco Industries, Inc.

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )
     3. SEC Use Only

     4. Source of Funds

        WC

     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    ( )

     6. Citizenship or Place of Organization

        Illinois

Number of      7. Sole Voting Power
Shares
Beneficially      604,600 shares of Common Stock (See Item 5)
Owned By
Each
Reporting      8. Shared Voting Power
Person
With              0

               9. Sole Dispositive Power

                  604,600 shares of Common Stock (See Item 5)


              10. Shared Dispositive Power

                  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    604,600 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares         ( )

13. Percent of Class Represented by Amount in Row (11)

    8.41%

14. Type of Reporting Person
    CO
                               Page 3 of 23 Pages

                                  SCHEDULE 13D

CUSIP No. 237690102

     1. Name of Reporting Person

        Bisco Industries, Inc. Profit Sharing and Savings Plan

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )

     3. SEC Use Only

     4. Source of Funds

        00
     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)   ( )

     6. Citizenship or Place of Organization

        U.S.A.

Number of       7. Sole Voting Power
Shares
Beneficially       396,825 shares of Common Stock (See Item 5)
Owned By
Each
Reporting       8. Shared Voting Power
Person
With               0

                9. Sole Dispositive Power

                   396,825 shares of Common Stock (See Item 5)

               10. Shared Dispositive Power

                    0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    396,825 shares of Common Stock (See Item 5).

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares   ( )

13. Percent of Class Represented by Amount in Row (11)
    5.52%

14. Type of Reporting Person
    EP
                              Page 4 of 23 Pages

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         Item 3 to Schedule 13D is amended as follows:

         Mr. Ceiley purchased directly 900 shares for a total consideration of $2,137.50 from his personal funds. Bisco purchased 604,600 shares for a total consideration of $1,307,692.62. Bisco paid for such Shares from its working capital, including funds made available in the ordinary course of business under its working capital credit facility. The Plan purchased 396,825 shares for a total consideration of $1,113,283.32 using funds held in the Plan for investment purposes.

Item 4.  Purpose of Transaction
         ----------------------

         Item 4 to Schedule 13D is amended to include the following:

         On February 10, 1999, the reporting persons entered into a Standstill Agreement which is attached as Exhibit 2 to the Schedule 13D.


                               Page 5 of 23 Pages

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         Item 5 to Schedule 13D is amended as follows;

         (a) As of the close of business on February 10, 1999 the Reporting Persons owned in the aggregate, 1,002,325 Shares, which represent approximately 13.95% of the 7,186,851 Shares outstanding as of November 3, 1998 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 29, 1998. In accordance with Rule 13d-5(b)(1) of the General Rules and regulations under the Securities Exchange Act of 1934, as amended, each of Mr. Ceiley, individually and as Trustee of the Plan, the Plan and Bisco may be deemed to have acted as a group and such group may be deemed to have acquired beneficial ownership of Shares beneficially owned by any of such persons.

         As of the close of business on February 10, 1999, Mr. Ceiley beneficially owned an aggregate of 1,002,325 Shares, of which 900 shares were owned by Mr. Ceiley individually, 604,600 Shares were owned by Bisco, of which Mr. Ceiley is the sole stockholder and President, and 396,825 Shares were held by Mr. Ceiley as sole Trustee of the Plan.

         (b) Mr. Ceiley has the sole power to vote and to dispose of the Shares owned by the Plan and Bisco.

         (c) The reporting persons purchased and sold Shares in the manner, in the amounts, on the dates and at the prices set forth on Schedule 1 attached hereto and incorporated herein by reference.

         (d) Not applicable

         (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -----------------------------------------------------------------------

         Not Applicable


Item 7.  Material to be Filed as Exhibits
         ------------------------------------------

         Exhibit 1. Joint Filing Agreement dated as of          Page Number
         February 12, 1999                                          11

         Exhibit 2. Standstill Agreement dated February
         10, 1999                                                   12


                               Page 6 of 23 Pages

                                   SCHEDULE 1


The Reporting Persons have engaged in the following transactions in Shares since January 4, 1999, the last day on which a transaction in the shares by the reporting persons was reported on the Schedule 13D. All transactions involved purchases of Shares on the NASDAQ.


Transaction               Number of        Price
   Date                    Shares        Per Share*        Purchaser
-----------               -----------   -----------  ----------------------

06-JAN-99                  (5,000)          2.0         BISCO
11-JAN-99                   4,900           2.125       BISCO
13-JAN-99                   7,200           2.1701      BISCO
14-JAN-99                     400           2.1875      BISCO
19-JAN-99                   9,000           2.375       BISCO
21-JAN-99                   1,500           2.3125      BISCO
28-JAN-99                   5,000           2.4375      BISCO
29-JAN-99                     800           2.375       MR. CEILEY
01-FEB-99                     100           2.375       MR. CEILEY
01-FEB-99                   6,500           2.35        BISCO
05-FEB-99                   2,500           2.3125      BISCO
09-FEB-99                   1,000           2.25        BISCO

* Excluding commissions



                              Page 7 of 23 pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 1999



                           Glen F. Ceiley
                    --------------------------
                    Name:  Glen F. Ceiley



                              Page 8 of 23 pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 1999



                         Bisco Industries, Inc.


                                Glen F. Ceiley
                          ---------------------------------
                          Name: Glen F. Ceiley
                          Title: President

                              Page 9 of 23 pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 12, 1999


                    Bisco Industries, Inc.
                    Profit Sharing And Savings Plan


                           Glen F. Ceiley
                    _______________________________
                    Name:  Glen  F. Ceiley
                    Title: Trustee



                              Page 10 of 23 Pages